UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-31052
Gemplus International S.A., NASDAQ Global Select Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
46A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two (2) ordinary shares, with no nominal value per share
Ordinary shares, with no nominal value per share*
(Description of class of securities)
* Not for trading purposes, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Gemplus International S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 19, 2007	By	/s/ Stephen Juge	General Counsel

Date	Name:	Stephen Juge	Title